

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

<u>Via E-Mail</u>
Ms. Diane J. Harrison
Principal Financial Officer
AF Ocean Investment Management Company
501 Madison Avenue, 14th Floor
New York, New York 10022

      Re: **AF Ocean Investment Management Company**
             Form 10-K for the Year Ended December 31, 2011
             Filed March 30, 2012
             Form 10-Q for the Quarter Ended June 30, 2012
             Filed August 14, 2012
             File No. 00-54354

Dear Ms. Harrison:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Linda Cvrkel

                 Linda Cvrkel
                 Branch Chief